                                                                    EXHIBIT 99.8

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM 8-K

                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                Date of Report (Date of earliest event reported): JULY 24, 1997

                        THE GREATER NEW YORK SAVINGS BANK
                ------------------------------------------------
                (Exact name of bank as specified in its charter)

                     FDIC Insurance Certificate No. 16015-6

                  New York                                 11-0754650
 ---------------------------------------------     ---------------------------
 (State or other jurisdiction of incorporation         (I.R.S. employer
           or organization)                           identification no.)

       One Penn Plaza, New York, NY 10019                (212) 613-4000
      ------------------------------------         ---------------------------
       (Address of administrative office)           (Bank's telephone number,
                                                      including area code)

ITEM 5. OTHER EVENTS


        On July 24, 1997, The Greater New York Savings Bank issued a press release announcing its financial position at June 30, 1997 and earnings for the quarter and six-months ended June 30, 1997. The press release, which is included herewith as Exhibit 99, is incorporated herein by reference.

        The press release should be read in conjunction with The Greater New York Savings Bank's Annual Report on Form F-2 (equivalent to Form 10-K) for the year ended December 31, 1996, as updated by its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

        In the opinion of management, all material adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods presented have been made. All such adjustments were of a normal recurring nature. The results of operations for the quarter and six-months ended June 30, 1997 are not necessarily indicative of the results of operations that may be expected for the full year or any other interim period.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)   Not Applicable

(b)   Not Applicable

(c)   Exhibits

        Exhibit 99....Press release issued by The Greater New York Savings
                      Bank on July 24, 1997, announcing its financial position at June 30, 1997 and its results of operations for the quarter and six-months ended June 30, 1997.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, The Greater New York Savings Bank has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                THE GREATER NEW YORK SAVINGS BANK

July 24, 1997                   By: /s/ Gerard C. Keegan
                                ----------------------------------
                                Gerard C. Keegan,
                                Chairman, President and Chief Executive Officer

                        THE GREATER NEW YORK SAVINGS BANK
                 CURRENT REPORT OF FORM 8-K DATED JULY 24, 1997
                                  EXHIBIT INDEX

Exhibit
 Number               Description of Exhibit
-------               ----------------------

  99 Press release issued by The Greater New York Savings Bank on July 24, 1997, announcing its financial position at June 30, 1997 and its results of operations for the quarter and six-months ended June 30, 1997.

                                                                      EXHIBIT 99
                                                                     to Form 8-K
{Bank Logo}

                                       The Greater New York Savings Bank
                                       Administrative Headquarters
                                       One Penn Plaza, New York, NY 10019
                                       Telephone 212 613-4000

                                  NEWS RELEASE

                                                                   July 24, 1997


CONTACT: FRASER P. SEITEL, (212) 613-4073

FOR IMMEDIATE RELEASE

                        THE GREATER NEW YORK SAVINGS BANK
                     REPORTS HIGHER SECOND QUARTER EARNINGS

                     DECLARES CASH DIVIDEND ON COMMON STOCK

        The Greater New York Savings Bank (NASDAQ: GRTR) today reported that its net income in the second quarter of 1997 increased to $4.7 million, or $0.20 per fully diluted common share, from $4.3 million, or $0.17 per share, in the second quarter of 1996. For the first half of 1997, net income rose to $9.4 million, or $0.39 per share, from $8.5 million, or $0.33 per share, for the same period of 1996.

        The Bank also announced that its Board of Directors declared a quarterly cash dividend of $.05 per common share, payable September 2, 1997 to holders of record at the close of business on August 15, 1997.

                                    - more -

        The increases in 1997 net income over the corresponding periods of 1996 were primarily due to higher net interest and dividend income and lower expenses associated with nonperforming loans and real estate activities. These improvements were offset in part by a decline in noninterest income and an increase in the provision for income taxes.

        As previously announced, the Bank signed a definitive merger agreement with Astoria Financial Corporation for The Greater to merge into Astoria Federal Savings and Loan Association, Astoria Financial's wholly-owned thrift subsidiary.

        Gerard C. Keegan, Chairman, President and Chief Executive Officer of The Greater, said, "We are pleased with the Bank's continued strong performance during the quarter and we look forward to joining forces with Astoria Federal."

MERGER AGREEMENT

        Under the terms of the merger agreement, each share of The Greater's common stock will be converted into either 0.50 shares of Astoria Financial common stock or $19.00 in cash with 75% of The Greater shares being converted into Astoria Financial common stock and 25% being exchanged for cash, subject to certain election, allocation and proration procedures.

                                    - more -

        The transaction is subject to approval by the shareholders and the appropriate regulatory authorities of both the Bank and Astoria Financial, as well as the satisfaction of certain other conditions. A special meeting of the shareholders of the Bank will be held on August 1, 1997 to vote on the merger. Subject to the approvals, the merger is expected to close at the end of the third quarter of 1997.

REVENUES

        Net interest and dividend income, The Greater's primary source of income, grew to $19.1 million in the second quarter of 1997, from $18.0 million in the same quarter of 1996. For the first six months of 1997, net interest and dividend income rose to $38.0 million, from $35.9 million in the same period a year ago.

        The growth in net interest and dividend income for both periods reflected a stronger net interest margin. The Greater's net interest margin improved to 3.14% in the second quarter of 1997, from 2.96% in the second quarter of 1996. For the first half of the year, the margin increased to 3.12%, from 2.97% in the 1996 first half. The improved margin was largely a function of growth in the Bank's net interest-earning assets and a higher interest rate spread.

        One-to-four family and cooperative loan originations in the first half of 1997 aggregated $104 million, a 77% increase from $58 million in the same period of 1996.

                                    - more -

        Noninterest income for the second quarter of 1997 totaled $1.8 million, down from $2.6 million in the comparable period of 1996. For the first half of 1997, noninterest income amounted to $3.9 million, versus $4.6 million in the same period of 1996. The declines primarily reflected lower income from mortgage servicing and the prepayment of commercial real estate loans. The reduction in servicing income was due to the sale in September 1996 of a substantial portion of the Bank's servicing portfolio.

PROVISIONS FOR LOAN AND REAL ESTATE LOSSES

        The combined provision for loan and real estate losses totaled $0.5 million in the second quarter of 1997 and $1.0 million for the first half of this year, unchanged from the same periods of 1996.

NONINTEREST EXPENSES

        Expenses for nonperforming loans and real estate activities declined to $0.5 million in the second quarter of 1997, from $1.0 million in the same quarter of 1996. For the first half of the year, these expenses were reduced to $1.5 million, from $1.8 million in the comparable period a year ago.

        All other noninterest expenses in the 1997 second quarter increased slightly to $12.3 million, from $12.1 million in the second quarter of 1996. For the first half of 1997, the same expenses amounted to $24.2 million, compared to $24.1 million in the corresponding period of 1996.

                                    - more -

INCOME TAXES

        Income tax expense in the second quarter amounted to $2.8 million, compared to $2.7 million in the second quarter of 1996. For the first half of the year, the provision for income taxes amounted to $5.6 million, compared to $5.1 million in the comparable period of 1996. The Bank's effective tax rate was 37% for both periods of 1997, compared to 39% in the second quarter of 1996 and 38% for the 1996 first half.

NONPERFORMING ASSETS/ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES

        At June 30, 1997, The Greater's nonperforming assets amounted to $52.1 million, or 2.02% of total assets, an increase from $45.6 million, or 1.79%, at December 31, 1996 and $38.7 million, or 1.51%, at March 31, 1997. Most of the increase from March 31,1997 was due to one loan relationship classified as a troubled debt restructuring that became ninety days past due during the quarter. This relationship is expected to return to an interest-earning status in the third quarter of 1997.

        At June 30, 1997, the combined allowance for loan and real estate losses amounted to $20.6 million, compared to $20.5 million at year-end 1996. The combined allowance (excluding the reserve related to real estate held for development) represented 36% of nonperforming assets at June 30, 1997, compared to 42% at December 31, 1996.

RETURN ON AVERAGE EQUITY AND ASSETS

        Return on average equity improved to 8.87% in the second quarter of 1997, from 8.56% in the 1996 second quarter. For the first half of the year, the return on average equity increased to 8.90%, from 8.56% in the first half of 1996.

                                    - more -

        Return on average assets improved to 0.74% for both the second quarter and first half of 1997, from 0.66% in the corresponding periods of 1996.

STOCKHOLDERS' EQUITY, BOOK VALUE AND REGULATORY CAPITAL

        Stockholders' equity increased to $216.8 million at June 30, 1997, from $209.6 million at December 31, 1996. Similarly, the ratio of stockholders' equity to total assets improved to 8.40% at June 30, 1997, from 8.25% at year-end 1996. Book value per common share rose to $11.74 at June 30, 1997, from $11.31 at December 31, 1996.


        The Greater's Tier 1 leverage capital ratio increased to 7.39% at June 30, 1997, from 7.06% at December 31, 1996. The Greater's total risk-based capital ratio also improved to 15.93% at June 30, 1997, from 14.62% at December 31, 1996.


        On July 3, 1997, the trustee of the Bank's Employee Stock Ownership Plan converted all of the outstanding shares of the Bank's Series A, 8.25% Convertible Preferred Stock into the Bank's common stock. The conversion will result in a third quarter reclassification of $5.1 million of preferred equity to common equity, which will increase the Bank's Tier 1 leverage capital ratio by approximately 20 basis points.

        The Greater New York Savings Bank is a state-chartered, community-based savings bank with assets of $2.6 billion, deposits of $1.6 billion and stockholders' equity of $216.8 million at June 30, 1997. Founded in Brooklyn in 1897, The Greater has been meeting the deposit and credit needs of New York area residents for a century. The Bank has 14 neighborhood branches in Brooklyn, Queens and Long Island.

                                    # # # # #

               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                         CONDENSED STATEMENTS OF INCOME
                  (Dollars in thousands, except per share data)

                                                                                Quarter Ended
                                                                ---------------------------------------------
                                                                 June 30,         June 30,         March 31,
                                                                -----------     ------------     ------------
                                                                   1997             1996              1997
                                                                   ----             ----              ----

Net interest and dividend income                                    $19,056          $17,957          $18,896
Provisions for loan and real estate losses (1)                          500              500              500
Noninterest income                                                    1,830            2,585            2,041
Nonperforming loan and real estate activities expense                   497              996              992
Other noninterest expenses                                           12,307           12,101           11,932
                                                                 ----------     ------------      -----------
INCOME BEFORE TAXES                                                   7,582            6,945            7,513
Tax expense                                                           2,836            2,693            2,810
                                                                 ----------     ------------      -----------
NET INCOME                                                            4,746            4,252            4,703
                                                                 ----------     ------------      -----------

Preferred dividend requirements                                       1,801            1,799            1,802
                                                                 ----------     ------------      -----------
Net income applicable to common shareholders                         $2,945           $2,453           $2,901
                                                                 ==========     ============      ===========

CORE EARNINGS (2)                                                    $8,082           $7,425           $8,013
                                                                 ==========     ============      ===========

PRIMARY EARNINGS PER SHARE (3)                                        $0.21            $0.18            $0.21
                                                                 ==========     ============      ===========
FULLY DILUTED EARNINGS PER SHARE (3,4)                                $0.20            $0.17            $0.20
                                                                 ==========     ============      ===========
DIVIDENDS DECLARED PER COMMON SHARE                                   $0.05            $0.00            $0.05
                                                                 ==========     ============      ===========


Notes
-------------------------------------------------------------------------------------------------------------



(1)  Provision for loan losses                                         $500             $500             $  -
     Provision for real estate losses                                     -                -              500
                                                                 ----------     ------------       ----------
                                                                       $500             $500             $500
                                                                 ==========     ============      ===========

(2)  Core earnings is defined as income before (i) income taxes,
     (ii) net gain on sale of securities and
     (iii) provisions for loan and real estate losses.

(3)  Average common shares and dilutive equivalents
     outstanding used to compute:
         Primary earnings per share                              14,018,208       13,563,857       13,884,527
         Fully diluted earnings per share                        15,450,900       15,210,502       15,361,009

(4)  Adjusted net income applicable to common shareholders
     used to compute fully diluted earnings per share                $3,048           $2,545           $3,004


               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                       SELECTED FINANCIAL DATA AND RATIOS
                  (Dollars in thousands, except per share data)


                                                                                  Quarter Ended
                                                                  ------------------------------------------
                                                                   June 30,        June 30,       March 31,
                                                                  ----------      ----------    ------------
                                                                     1997            1996           1997
                                                                     ----            ----           ----
FOR THE PERIOD ENDED:
Earning asset yield                                                   7.43%            7.33%            7.37%
Cost of funds                                                         4.57             4.60             4.52
Interest rate spread                                                  2.86             2.73             2.85
Net interest margin                                                   3.14             2.96             3.11
Average interest-earning assets to
   average interest-bearing liabilities                               1.06X            1.05X            1.06X
Return on average assets                                              0.74%            0.66%            0.74%
Return on average equity                                              8.87             8.56             8.92
Efficiency ratio (1)                                                  58.9             59.0             57.0
Net chargeoffs (recoveries):
     Loans                                                            $341           $2,120             $649
     Real estate                                                       $18              $22            ($153)

AT THE PERIOD ENDED:
Stockholders' equity to total assets ratio                            8.40%            7.90%            8.28%
Tier 1 leverage capital ratio (2)                                     7.39             6.48             7.31
Total risk-based capital ratio                                       15.93            13.20            15.35
Negative one-year gap to total assets ratio                            4.5              2.2              4.1
Book value per common share                                         $11.74           $10.88           $11.48
Common shares outstanding (2)                                   13,716,985       13,388,040       13,677,565
Troubled debt restructurings (3)                                  $142,046         $158,016         $155,019
Nonperforming assets:
     Nonperforming loans (3)                                       $38,964          $55,758          $26,545
     Real estate acquired through foreclosure                       13,091            9,980           12,178
                                                                ----------     ------------       ----------
                                                                   $52,055          $65,738          $38,723
                                                                ==========     ============       ==========
Nonperforming assets as a percentage of total assets                  2.02%            2.59%            1.51%
Allowance for loan losses                                          $16,738          $21,830          $16,579
Allowance for real estate losses                                    $3,905           $3,378           $3,923
Allowances for loan and real estate losses as a
     percentage of nonperforming assets (4)                             36%              36%              49%

Notes
------------------------------------------------------------------------------------------------------------
(1)  The efficiency ratio is defined as other noninterest expenses as a percentage of net interest and dividend income plus noninterest income, excluding net gain on sale of securities.
(2)  On July 3, 1997, the trustee of the ESOP converted all 1,477,802 outstanding shares of Series A ESOP
     Convertible Preferred Stock into 1,396,227 shares of the Bank's Common Stock. This will result in a third quarter reclassification of $5,110 of preferred equity to common equity and approximately a 20 basis point increase in the Tier 1 leverage capital ratio.
(3)  Loans that were considered impaired under SFAS No. 114 were as follows:

                                 Performing loans                    $4,181           $6,987           $4,675
                                 Restructured loans                  82,180           60,164           92,112
                                 Nonperforming loans                 38,964           55,758           26,545
                                                                   --------         --------         --------
                                                                   $125,325         $122,909         $123,332
                                                                   ========         ========         ========
(4)  Ratio excludes allowance for real estate held for development.


               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                         CONDENSED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             SIX MONTHS ENDED
                                                                                         ------------------------
                                                                                          June 30,      June 30,
                                                                                         ----------    ----------
                                                                                            1997          1996
                                                                                         ----------    ----------

Net interest and dividend income                                                          $ 37,952      $ 35,937
Provisions for loan and real estate losses(1)                                                1,000         1,000
Noninterest income                                                                           3,871         4,578
Nonperforming loan and real estate activities expense                                        1,489         1,839
Other noninterest expenses                                                                  24,239        24,077
                                                                                         ----------    ----------
INCOME BEFORE TAXES                                                                         15,095        13,599
Tax expense                                                                                  5,646         5,135
                                                                                         ----------    ----------
NET INCOME                                                                                   9,449         8,464
                                                                                         ----------    ----------

Preferred dividend requirements                                                              3,603         3,605
                                                                                         ----------    ----------
Net income applicable to common shareholders                                              $  5,846      $  4,859
                                                                                         ==========    ==========
CORE EARNINGS(2)
                                                                                          $ 16,095      $ 14,579
                                                                                         ==========    ==========

PRIMARY EARNINGS PER SHARE(3)                                                                $0.42         $0.36
                                                                                             =====         =====
FULLY DILUTED EARNINGS PER SHARE(3,4)                                                        $0.39         $0.33
                                                                                             =====         =====
DIVIDENDS DECLARED PER COMMON SHARE                                                          $0.10         $0.00
                                                                                             =====         =====



Notes
-----------------------------------------------------------------------------------------------------------------
(1) Provision for loan losses                                                             $    500      $  1,000
    Provision for real estate losses                                                           500             -
                                                                                         ----------    ----------
                                                                                          $  1,000      $  1,000
                                                                                         ==========    ==========

(2) Core earnings is defined as income before (i) income taxes, (ii) net gain on sale of securities and (iii) provisions for loan and real estate losses.

(3) Average common shares and dilutive equivalents outstanding used to compute:
       Primary earnings per share                                                       13,951,271    13,547,906
       Fully diluted earnings per share                                                 15,430,020    15,211,764

(4) Adjusted net income applicable to common shareholders used to compute fully
    diluted earnings per share                                                              $6,052        $5,047


               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                      SELECTED FINANCIAL DATA AND RATIOS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   SIX MONTHS ENDED
                                                                                                  ------------------
                                                                                                  June 30,  June 30,
                                                                                                  --------  --------
                                                                                                    1997      1996
                                                                                                    ----      ----
FOR THE PERIOD ENDED:

Earning asset yield                                                                                 7.40%     7.38%

Cost of funds                                                                                       4.55      4.63

Interest rate spread                                                                                2.85      2.75

Net interest margin                                                                                 3.12      2.97

Average interest-earning assets to average interest-bearing liabilities                             1.06x     1.05x

Return on average assets                                                                            0.74%     0.66%

Return on average equity                                                                            8.90      8.56

Efficiency ratio(1)                                                                                 58.0      59.5

Net chargeoffs (recoveries):
     Loans                                                                                          $990    $3,163
     Real estate                                                                                   ($135)    ($102)

Note
--------------------------------------------------------------------------------

(1) The efficiency ratio is defined as other noninterest expenses as a percentage of net interest and dividend income plus noninterest income, excluding net gain on sale of securities.

               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                                                  June 30, 1997    December 31, 1996
                                                                                  -------------    -----------------
                                    ASSETS
Cash and cash equivalents                                                              $34,488            $28,146
Securities available for sale, net                                                     204,087            215,961
Securities held to maturity:
     Mortgage-backed, net                                                            1,077,608          1,042,843
     Other bonds and notes, net                                                        129,858            131,478
Federal Home Loan Bank stock                                                            24,250             23,600
Loans receivable                                                                       980,447            968,568
     Allowance for loan losses                                                         (16,738)           (17,228)
                                                                                  -------------    -----------------
Loans receivable, net                                                                  963,709            951,340
Deferred tax asset, net                                                                 40,365             45,365
All other assets                                                                       104,733            103,155
                                                                                  -------------    -----------------
          TOTAL ASSETS                                                             $ 2,579,098        $ 2,541,888
                                                                                  =============    =================

                                  LIABILITIES
Deposits                                                                           $ 1,643,100        $ 1,666,674
Borrowed funds                                                                         689,504            640,384
All other liabilities                                                                   29,736             25,182
                                                                                  -------------    -----------------
          TOTAL LIABILITIES                                                          2,362,340          2,332,240
                                                                                  -------------    -----------------

                             STOCKHOLDERS' EQUITY
Preferred equity(1)                                                                     52,422             52,418
Common equity(1)                                                                       164,336            157,230
                                                                                  -------------    -----------------
          TOTAL STOCKHOLDERS' EQUITY                                                   216,758            209,648
                                                                                  -------------    -----------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 2,579,098        $ 2,541,888
                                                                                  =============    =================

NOTE
________________________________________________________________________________

(1) See Note (2) on page 8.